Exhibit (a)(1)(h)

FORM OF ADDENDUM LISTING ELIGIBLE OPTIONS

The following is a list of your outstanding options as of the date of the enclosed Offer to Amend Eligible Options by Fossil, Inc., which are eligible for amendment pursuant to such Offer to Amend Certain Options:

Original Grant Date	Options Outstanding Vesting in 2005 or later (“Eligible Options”)	Original Option Exercise Price	New Option Exercise Price	Expected Cash Payment*

Totals

*  Less applicable withholding tax